April 27, 2007

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010	Via:	U.S. Mail
Washington, DC 20549	FAX:	202.772.9368

Dear Mr. O’Brien:

We are responding to your letter of March 27, 2007 regarding our Form 10-K for June 30, 2006, and Form 10-Q for Fiscal Quarter ended December 31, 2006. Our responses to each of your comments are below and we have referenced them by number to the comments in your letter.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We recognize that SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	In future filings we will disclose whether we incurred a gain or loss on the re-sale of any boats that the Company was required to repurchase under contingent repurchase obligations from third-party finance companies due to the lender repossessing the boats from dealers that did not meet their obligations to the lender. Following is an example of a disclosure that may be presented in Form 10-K for Fiscal 2007, ending June 30, 2007:

Five boats were repurchased in Fiscal 2007 from finance companies under contingent repurchase obligations for a dealer that failed to meet its obligations to those finance companies, for a total repurchase amount of $809,347. Four of the boats were re-sold to other dealers with a total reduction in profit of $33,488. One boat remains in inventory to be re-sold. No boats were repurchased in Fiscal 2006 or Fiscal 2005 in connection with repurchase obligations.

2.	In future filings we will provide additional detail in our discussions of operational results and be more specific in our disclosure. We will provide more insight into the underlying factors that affected operational results, either positively or negatively. We will provide expanded discussion of all periods presented in future filings.

3.	In future filings, if the adjustment to expense during any period presented is material, it will be disclosed.

4.	More substantive disclosure of the key factors affecting liquidity and cash flows will be forthcoming in future filings.

5.	Most of the amount written off during fiscal year 2006 was actually expensed during fiscal year 2005 as the likelihood of collecting certain accounts decreased precipitously near the end of fiscal year 2005. Specifically, $140,000 for a boat originally invoiced during a previous fiscal year was determined to be uncollectible at the end of fiscal year 2005 and subsequently written off during fiscal year 2006. Another $30,000 was determined to be uncollectible at the end of fiscal year 2005 and was written off during fiscal year 2006 because two invoices totaling that amount were attributable to the previous owner of a former Dealership of the Company’s boats, which changed hands after the death of the previous owner. The remaining accounts written off during fiscal year 2006 include parts sales to former and canceled dealers of the Company’s boats and race boat owners who disputed invoices for service work performed on their boats by the Company. Future filings will provide appropriate discussion.

6.	These typographical errors will be corrected in future filings.

7.	Our expanded discussion of our warranty reserve is as follows:

A.	The nature and sensitivity of critical assumptions underlying the estimate:

a.	The warranty period for the fiberglass hull and deck of our boats is six years.

b.	Warranty for components (e.g. engines, pumps, gauges, etc.) is provided by the manufacturer. We generally assist with warranty replacement of components for one year and subsequently customers apply directly to the manufacturers for warranty.

c.	All boats registered for warranty coverage that are still within their warranty period are included in the warranty reserve calculation. This is significant because not all boats sold are warranty registered.

d.	Calculations are made and reviewed at least quarterly.

e.	Various assumptions were made for calculating the Fiscal 2006 warranty reserve:

i.	The pattern of warranty claim costs incurred by year and boat model in warranty coverage will prevail going forward.

ii.	The weighted average cost of claims calculated by model from historical data is a reasonable estimate of future claim costs.

iii.	The number of boats expected to incur warranty costs can be estimated based on historical data.

B.	How accurate the estimate and assumptions have been in the past, how much they have changed in the past, and whether they are reasonably likely to change in the future. - By using actual warranty information accumulated in the Company’s records the accuracy of the warranty reserve is enhanced. As with all information, there is the likelihood of change in the future. Because the current method to calculate the reserve is based on more detailed data and broken out by boat model management can respond more effectively to changes and can adjust the reserve accordingly.

C.	The relationship between the amount of accrual of $632,357, $740,000 and $710,000 as of June 30, 2006, 2005, and 2004, and the warranty expense of $1.3 million and $1.5 million during 2006 and 2005. - The accrual represents the projected future liability for the Company to incur expense under warranty claims in years two through six of the six year warranty period. Warranty expense includes warranty expense incurred during the year the boat is sold and the projected future liability for the five remaining years of warranty coverage. Historically the Company has incurred more than 40% of warranty claim expense in the first year of warranty coverage (the year the boat is sold). The higher warranty expense incurred in Fiscal 2005 was primarily related to new boat models which incorporated new designs and systems. The resulting warranty expenses were higher than normal for the initial boats produced. The flaws and problems with these models have been resolved, thus decreasing the amount of warranty reserve required in Fiscal 2006 and going forward.

D.	The estimate’s specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. - The biggest impact on both the warranty reserve and actual costs incurred could come from the introduction of new models and/or product lines that are not based on current hull design, current production techniques or introduction of new technology unfamiliar to the Company. Such events will be factored into the estimates.

E.	Proposed future presentation for warranty reserve and expenses:

The Company warrants the boat hull and deck structure against defects in material and workmanship for a period of six years. Warranty costs, if any, on other components of the boats are generally absorbed by the original component manufacturer. Warranty costs can vary depending on the size and number of components in the boats sold. The Company focuses on high quality manufacturing programs and processes, including actively monitoring the quality of our component suppliers and managing the dealer and customer warranty experience and reimbursements. Our estimated warranty obligation is based upon the warranty terms, the enforcement of those terms over time, defects, repair costs, and the volume and mix of boats sold. The estimate of warranty costs is regularly analyzed and is adjusted based on several factors including the actual claims that occur by model and model year. The following is a table of the company warranty expense for fiscal years 2006 and 2005:

	2006	2005
Sales	$79,226,224	$71,182,069
Warranty Expense	$1,346,521	$1,473,026
Warranty Expense as a % of Sales	1.7%	2.1%

8.	We do have signed opinion letters from our independent auditors. The opinion letters with signatures are attached to this letter.

9.	In future filings the first two paragraphs under Revenue Recognition will be replaced with the following:

The company generally sells boats only to authorized dealers and to the U.S. Government. A sale is recorded when a boat is shipped to a dealer or to the Government, or legal title and all other incidents of ownership have passed to the dealer or to the Government. Prior to shipment to the dealer or the Government, the Company must have received a signed Sales Order Acknowledgement from the dealer or the Government specifying the terms of the sale, including the sales price. All boat sales are Cash on Delivery basis, or with prior approval of the buyer’s third party commercial lender, thus assuring the ability to collect.

10.	The amounts disclosed in the “Payments/deductions” column of Schedule II are Write-off’s and Recoveries. In future filings, Schedule II column headings will be:

A.	Description

B.	Balance at beginning of period

C.	Additions

1.	Charged to costs and expenses

2.	Charged to other accounts

D.	Deductions

E.	Balance at end of period

All disclosures in columns C-2 and D will be additionally described in footnotes to the schedule.

Please reference the warranty expense explanation in #7.C above.

During the normal course of business the Company occasionally incurs expenses for buying back boats that are not connected with floor plan arrangements. These costs are included in Schedule II. As a result of your comments, these costs will not be included in future presentations of Schedule II.

11.	We were not in compliance with the fixed charge coverage ratio covenant of our loan agreement at December 31, 2006, and the bank waived their right to demand payment for one year subsequent to that balance sheet date. The bank has agreed to revise the covenant requirements before quarter end June 30, 2007 and for the following year to reflect expectations based on our forecast and budget.

We will disclose the consequences for a breach of our covenants in future filings.

12.	The Company’s management forms opinions about the future outlook for the marine industry, in general, and for certain segments of the powerboat industry in particular, based on information from a variety of sources. Among those sources is the Monthly Statistical Report of the Recreational Marine Industry, published by the National Marine Manufacturers Association.

In that report published for the month of June 2006, the statistics reflect a unit sales decline of 4.6% year over year for all powerboats in the first six months of calendar year 2006. The results for the particular segments in which the company markets its boats were even more discouraging. Fiberglass Sterndrive Performance Boats were down 17.6% year over year, Fiberglass Outboard Performance Boats were down 13.9% year over year, and Express Cruisers were down 9.9% year over year. These statistics followed on the heels of a 5.0% decline in unit sales for all powerboats for the full calendar year 2005.

Taken together, the statistics in these two reports clearly depict a struggling industry overall and even more challenging conditions for the Company in the Performance Boat and Express Cruiser segments.

Timeline:

The height of the retail season for the recreational marine industry is generally February through July. During the retail season of 2005 sales of small recreational boats, (i.e. 18 to 35 feet), had a downturn. This trend continued through the 2006 retail season. Through those two retail seasons the sales of our smaller boats declined as well, but with our expansion of the top end of our fish boat product line, primarily 38 foot models, our revenue continued to grow.

At the end of our Fiscal 2006, June 30, 2006, we had an order backlog of approximately $43 million. As in past years, during the first quarter of Fiscal 2007, ended September 30, 2006, our production was predominantly from orders in the backlog. New orders to replenish dealer’s inventory usually commence in the latter part of the first quarter and increase early in the second quarter (October through December) in conjunction with our annual dealer meeting.

At the end of the first quarter of Fiscal 2007, ended September 30, 2006, our order backlog was approximately $30 million. An influx of new orders late in the first quarter did not occur as expected. As we sought to confirm orders from the backlog with the dealers for production many orders were declined for lack of available floor plan for the dealers and some dealers declined to approve production of the orders at that time. Even though we held a substantial backlog of orders we were not able to produce boats for many of the orders in the backlog.

In October 2006, prior to our annual dealer meeting, we issued the pricing schedule for model year 2007. Formulation of the prices included comparisons to competitive manufacturer’s price lists to ensure that our pricing remains competitive in the market. Price increases generally were made to cover cost increases that had been incurred or were expected to be incurred for materials used in production of our boats.

Our annual dealer meeting was held in mid October 2006, and at that time we required the dealers to submit orders to stock their boat inventories for the 2007 season, and over the last half of the month of October dealers submitted 241 orders and commitments of orders, bringing our order backlog to more than $60 million. Through the months of November and December we continued to encounter the same problems as discussed earlier in confirming orders for production and thus were not able to operate at our scheduled production and completed the second quarter, ended December 31, 2006, with approximately $5.2 million lower sales than for the second quarter of the previous year.

At the end of December 31, 2006 we concluded that the order backlog was not totally valid as we had not been able obtain confirmation from dealers to produce boats for a large number of orders in the backlog. Based on this lack of confidence in the validity of the order backlog we did not report the order backlog in our Form 10-Q for December 31, 2006.

In January 2007 management held a meeting with the top 20 dealers to discuss business conditions. During that meeting the group acknowledged that the prices of our boats were not a deterrent to sales as the prices are competitive and that the quality and brand recognition of our boats commanded the pricing schedule as distributed. The dealers reported that the overall condition of the market and the uncertainty of its recovery made them cautious and apprehensive about purchasing boats for inventory.

In February 2007 our dealers recorded sales of approximately $20 million at the Miami International Boat Show of firm retail orders taken at the show. Some sales were for new boats and those orders have been placed into our production schedule, and some sales were for boats that were in dealer’s inventories. Boats sold from dealer’s inventory result in replacement orders from the dealers once the retail sale is consummated. The results of the Miami boat show have boosted our outlook for the fourth quarter, ending June 30, 2007, however our projection for that quarter is lower than projected at the beginning of the fiscal year.

During the months of February and March 2007 our Sales department underwent a process of confirming each order in the backlog with a signed commitment from the dealer and canceled all orders not explicitly confirmed by the dealer. At the end of March 2007 our confirmed order backlog was approximately $30 million and this amount will be reported in our Form 10-Q for March 31, 2007.

Analysis of Decrease in Revenue:

In the MD&A section of our December 31, 2006 report in Form 10-Q we stated that a decrease in the number of cruisers sold by the Company had a negative affect on net sales. The number of cruisers sold in the six months was eight less than the number of cruisers sold in the same period of the prior year, or a 34.8% decrease in units. The difference in the selling price of our 38 foot cruiser and our 48 foot cruiser is such that a comparison in sales dollars by product line is more informative than number of boats, therefore we suggest a disclosure in future filings as shown below.

Revenue by Product Line for the Six Months ending December 31, 2006, as compared to the prior year is:

	6 Months Ending 12/31/2006	6 Months Ending 12/31/2005
Sport boats	$12,605,617	$13,920,650
Express cruisers (wide beam)	3,754,600	8,348,339
Sport fish boats	15,152,158	13,912,705
Service, parts, sportswear	934,158	1,186,134

	$32,446,638	$37,367,828

The decline in revenue of approximately $1.3 million for the six months from the Sport boats product line is predominantly from the decline in the market for small recreational sport boats and our termination of pricing concessions that produced more volume of small sport boat orders in Fiscal 2006.

Fish boat sales increased approximately $1.2 million for the six months, which was primarily attributed to increased sales of our 38 foot models.

Express cruiser sales declined approximately $4.6 million for the six months due primarily to lower sales of our 48 foot model. The overall market for cruisers in the 35 foot to 50 foot range had a significant downturn during 2006 and our dealers were carrying inventory of cruisers at the end of the season.

Please do not hesitate to contact me should there be any questions or additional comments. My direct telephone number is 252.975.7004 and FAX is 252.975.0750.

Very Sincerely,

Irving L. Smith

Chief Financial Officer

cc:	Tracey McKoy

attachments

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Fountain Powerboat Industries, Inc.

Washington, North Carolina

We have audited the accompanying consolidated balance sheets of Fountain Powerboat Industries, Inc. and subsidiary as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, cash flows and the schedule of valuation and qualifying accounts for the years then ended. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fountain Powerboat Industries, Inc. and subsidiary at June 30, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the 2005 and 2006 basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Greenville, North Carolina

September 22, 2006

1003 Red Banks Road, PO Drawer 20157 Greenville, NC 27858 Ph. 252.321.0505 Fx. 252.321.1527 www.dixon-hughes.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

Washington, North Carolina

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Fountain Powerboat Industries, Inc. and Subsidiary as of June 30, 2004 and the related schedule of valuation and qualifying accounts for the year ended June 30, 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Fountain Powerboat Industries, Inc. and Subsidiary the for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related schedule of valuation and qualifying accounts, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The financial statements for 2004 were previously restated (See Note 14 to the financial statements included in the June 30, 2005 Form 10-K) to correct certain errors primarily resulting in the overstatement of previously reported sales and accounts receivable.

PRITCHETT, SILER & HARDY, P.C.

Salt Lake City, Utah

July 29, 2004, except for Note 14 to the financial

statements as included in the June 30, 2005 Form 10-K

as to which the date is September 16, 2005